Exhibit One

Date:  July 7, 2003

Magnum D'or Resources Inc.
63 St. Clair Avenue West
Suite 1704,
Toronto, Ontario
M4V 2Y9

  Attention:         Rene Calibrio
                     Michael Levine

Dear Mr. Calibrio and Mr. Levine

                RE: Resignation of Auditor

In accordance with Regulation S-K 304, we have resigned as auditor of Magnum D'or Resources Inc. effective immediately. We confirm that we have issued a standard auditor's report for the past two years with no qualifications or modifications. We also confirm that there has been no disagreements with management on any accounting issues or that a change was recommended by the Board of Directors or the Audit Committee.

Please contact us if you have any questions or concerns.

Yours truly,
MacCallum Horn LLP



Harold VanderSchee, CA